UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED December 31, 2008

or

☐	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM              TO

Commission file number 0-11559

AMERICANWEST BANK 401(K) RETIREMENT SAVINGS PLAN

(Full Title of the Plan)

AMERICANWEST BANCORPORATION

41 West Riverside, Suite 400

Spokane, Washington 99201

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

AMERICANWEST BANK 401(K) RETIREMENT SAVINGS PLAN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICANWEST BANK 401(K) RETIREMENT SAVINGS PLAN

June 29, 2009	By:	/s/ Patrick J. Rusnak
Patrick J. Rusnak
President and Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of the

AmericanWest Bank 401(k) Retirement Savings Plan

Spokane, Washington

We have audited the accompanying statements of net assets available for benefits of the AmericanWest Bank 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    BDO Seidman, LLP

Spokane, Washington

June 29, 2009

AmericanWest Bank

401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2008	2007
Assets

Investments, at fair value
Cash and cash equivalents	$85,947	$251,468
Mutual funds	9,878,166	16,022,205
Common collective trust	2,321,391	3,008,198
Common stock of AmericanWest Bancorporation	341,698	3,146,303
Participant loans	31,725	60,534

Total investments	12,658,927	22,488,708

Receivables, employer contributions	433	—
Net assets available for benefits at fair value	12,659,360	22,488,708
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	127,972	23,660

Net assets available for benefits	$12,787,332	$22,512,368

See accompanying summary of accounting policies and notes to the financial statements.

AmericanWest Bank

401(k) Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31,
	2008	2007
Additions to net assets attributed to:

Investment loss:
Net depreciation in fair value of investments	$(8,630,593)	$(2,226,560)
Interest and dividends	503,014	1,308,901

	(8,127,579)	(917,659)

Contributions:
Employer	861,694	874,884
Participants’	1,871,664	1,792,757
Rollovers from qualified plans	181,272	180,666

	2,914,630	2,848,307

Total (deductions) additions to net assets	(5,212,949)	1,930,648

Deductions from net assets attributed to:
Benefits paid to participants	4,450,900	2,439,847
Administrative expenses	61,187	55,635

Total deductions from net assets	4,512,087	2,495,482

Decrease in net assets	(9,725,036)	(564,834)

Transfer of assets from another plan	—	7,556,909

Net assets available for benefits:
Beginning of year	22,512,368	15,520,293

End of year	$12,787,332	$22,512,368

See accompanying summary of accounting policies and notes to the financial statements.

AmericanWest Bank

401(k) Retirement Savings Plan

Summary of Accounting Policies

Basis of Accounting	The financial statements of the Plan are prepared under the accrual method of accounting.

Parent of the Plan Sponsor Going Concern	The financial statements have been prepared assuming that the Plan will continue as a going concern. Due to the regulatory capital position of the Parent of the Plan Sponsor (AmericanWest Bancorporation) at December 31, 2008, being “under capitalized” and other factors related to the Parent of the Plan Sponsor’s financial condition and results of operations as of and for the period ended December 31, 2008, certain operating restrictions and other requirements have been imposed by Federal and state banking authorities. Due to market conditions and the factors described, there is uncertainty about the Parent of the Plan Sponsor’s ability to satisfy regulatory requirements and to continue as a going concern. Despite the uncertainties relating to the Parent of the Plan Sponsor, the Plan would be expected to continue as a going concern.

Investments Valuation and Income Recognition	The Plan’s investments are stated at fair value based on quoted market prices. Mutual funds are valued at the net asset value of shares held by the Plan at year-end. Refer to Footnote 3.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

AmericanWest Bank

401(k) Retirement Savings Plan

Summary of Accounting Policies

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Participant loans are stated at their outstanding balances, which approximates fair value.

Payment of Benefits	Benefits are recorded when paid.

Use of Estimates	The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties	The Plan provides for various investment options in combinations of mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. For risks and uncertainties regarding AmericanWest Bancorporation, participants should refer to the December 31, 2008, Form 10-K of AmericanWest Bancorporation filed with the Securities and Exchange Commission.

New Accounting Pronouncement	In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The Plan adopted SFAS No. 157 as of January 1, 2008. There was no material effect upon adoption.

AmericanWest Bank

401(k) Retirement Savings Plan

Notes to Financial Statements

1.	Plan Description	The following description of the AmericanWest Bank 401(k) Retirement Savings Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which became effective on January 1, 1978. The Plan was amended and restated effective January 1, 2007. The name of the Plan was changed from AmericanWest Bank Profit Sharing 401(k) Plan to AmericanWest Bank 401(k) Retirement Savings Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is sponsored by AmericanWest Bank (Bank) and administered by an outside party.

Participation and Vesting

Any Eligible Employee who has completed six (6) months of service and has attained age 18 shall be eligible to participate as of the date such Employee has satisfied such requirements. A Participant shall become fully vested immediately upon entry into the Plan.

Contributions

Participants may contribute up to 50% of their annual compensation, up to the maximum allowable under the Internal Revenue Code (IRC). Additionally, participants may rollover to the plan amounts previously contributed to another qualified plan.

A matching contribution equal to the sum of 100% of the amount of the Participant’s Deferred Compensation that is not in excess of 3% of the Participant’s Compensation, plus 50% of the amount of the Participant’s Deferred Compensation that exceeds 3% of the Participant’s Compensation but not in excess of 5% of the Participant’s Compensation. The matching contribution and compensation are determined for each payroll period. Participants direct the Plan to invest their contributions into any combination of the investment options covered under the Plan. The Bank made matching contributions of $861,694 during 2008 and $874,884 during 2007.

AmericanWest Bank

401(k) Retirement Savings Plan

Notes to Financial Statements

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of the Bank’s contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payments of Benefits

Participants entitled to distributions due to retirement, death, disability, or termination of employment will receive a lump-sum payment which meets the requirements of the Internal Revenue Code.

Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

Forfeitures

Employees are immediately 100% vested in employer matching contributions. Forfeitures were $0 and $72,921 at December 31, 2008 and 2007, respectively. Forfeitures are used to reduce future employer matching contributions. Forfeitures in the amount of $81,732 and $0 were used to offset employer matching contributions for the years ended December 31, 2008 and 2007, respectively and are related to participant balances that were merged into the Plan from the AmericanWest Bancorporation Employee Stock Ownership Plan that are on a 5-year cliff vesting schedule. Outstanding forfeitures at year end are used in future years to offset employer contributions.

AmericanWest Bank

401(k) Retirement Savings Plan

Notes to Financial Statements

Administrative Expenses

Certain administrative expenses of the Plan are paid by the Plan.

Participant Loans

Outstanding participant loans as of December 31, 2008 and 2007, were $31,725 and $60,534, respectively. Participants may not borrow from their account balances, however, the transfer of previously existing loan balances under the Far West Bank 401(k) Savings & Investment Plan was approved by the AmericanWest Bank Board of Directors on April 30, 2007. The outstanding loan balances as of December 31, 2008 and 2007, are related to this transfer. The loans are secured by the balance in the participant’s account and must be repaid in level payments through payroll deductions over a period not to exceed five years, except for the purchase of a principal residence which may be repaid over a reasonable period of time that may be longer than five years. The loans bear interest at rates that range from 6.25% to 10.50%. Interest income credited was $3,547 and $3,383 in 2008 and 2007, respectively.

AmericanWest Bank

401(k) Retirement Savings Plan

Notes to Financial Statements

2.	Investments	Individual investments that represent 5% or more of net assets available for benefits are as follows:

December 31,	2008	2007
Gartmore Morley Stable Value Fund	$2,321,391	$3,008,198
Vanguard Int Term BD Index FD Signal	$2,283,643	$2,530,726
Dodge & Cox STK FD	$1,322,347	$2,702,811
Growth Fund of America	$1,255,843	$2,118,610
DFA Intl Small Cap Value Portfolio	$1,235,979	$2,682,410
JP Morgan Mid-Cap Value Fund	$1,098,084	$1,634,613
T Rowe Price Mid Capital Growth Fund	$854,485	$1,459,127
Buffalo Small Cap Fund	$769,771	$1,146,316
DFA US Small Cap Value Portfolio	$734,131	$1,276,388
Common Stock of AmericanWest Bancorporation	$ *	$3,146,303

* Less than 5% of net assets

During 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated), respectively, as follows:

Years ended December 31,	2008	2007
Mutual Funds	$(5,235,510)	$(1,149,008)
Common Collective Trust	108,923	82,055
Common Stock of AmericanWest Bancorporation	(3,504,006)	(1,159,607)

	$(8,630,593)	$(2,226,560)

AmericanWest Bank

401(k) Retirement Savings Plan

Notes to Financial Statements

3.	Fair Value Measurements	As of January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS

No. 157). SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Basis of Fair Value Measurement

Level 1—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2—Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3—Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

AmericanWest Bank

401(k) Retirement Savings Plan

Notes to Financial Statements

The following table sets forth by level within the fair value hierarchy the Plan assets at December 31, 2008.

	Total	Level 1	Level 2	Level 3
Investments:
Cash & Cash Equivalents	$85,947	$85,947	$—	$—

Registered investment companies	9,878,166	9,878,166	—	—

Common/collective trusts	2,321,391	—	2,321,391	—

Affiliated stocks	341,698	341,698	—	—

Loan participants	31,725	—	—	31,725

Total investments	$12,658,927	$10,305,811	$2,321,391	$31,725

Changes in the fair value of the Plan’s Level 3 investments during the year ended December 31, 2008, were as follows:

Balance at December 31, 2007	$60,534
Issuances, repayments and settlements, net	$(28,809)
Balance at December 31, 2008	$31,725

4.	Transactions with Parties-in-Interest	Certain plan investments are invested in a money market fund managed by Charles Schwab, Inc. Since Charles Schwab, Inc. is the custodian as defined by the Plan these transactions qualify as

AmericanWest Bank

401(k) Retirement Savings Plan

Notes to Financial Statements

party-in-interest transactions. Certain plan investments are shares in AmericanWest Bancorporation common stock. AmericanWest Bancorporation is the parent company of AmericanWest Bank, the plan sponsor; therefore, these transactions also qualify as party-in-interest transactions.

5.	Income Tax Status	The Internal Revenue Service ruled on September 4, 2001, that the Volume Submitter Profit Sharing 401(k) Plan (the prototype plan of Corbel and Company upon which the Plan is based) qualifies under Section 401(a) of the Internal Revenue Code (IRC) and the related trust is, therefore, not subject to tax under present income tax law. The Plan is required to operate in conformity with the IRC to maintain its qualification. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.	Reconciliation Between Financial Statements and Form 5500	The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31,	2008	2007
Net assets available for benefits per the financial statements	$12,787,332	$22,512,368
Adjustment to report collective trust fund at fair value	(127,972)	(23,660)
Benefits payable per 5500	(3,822)	—

Net assets available for benefits per the Form 5500	$12,655,538	$22,488,708

AmericanWest Bank

401(k) Retirement Savings Plan

Notes to Financial Statements

The following is a reconciliation of increase in net assets per the financial statements to net income on the Form 5500:

Year ended December 31,	2008	2007
Decrease in net assets per the financial statements	$(9,725,036)	$(564,834)
Net change in benefits payable	(3,822)	14,074
Adjustment relating to reporting collective trust at fair value	(104,312)	(4,123)

Total loss per the Form 5500	$(9,833,170)	$(554,883)

7.	Plan Mergers	On April 1, 2007, AmericanWest Bancorporation acquired Far West Bancorporation, and its principal operating subsidiary Far West Bank. On April 30, 2007, the AmericanWest Bank Board of Directors approved for the Far West Bank 401(k) Savings & Investment Plan to be merged into the Plan. The assets of $7,556,909 were transferred into the Plan during 2007.

8.	Subsequent Events	During 2008 the Plan Sponsor announced the addition of a Roth 401(k) deferral to the plan. Effective January 1, 2009, employees have the option to contribute to the Plan with this post-tax deferral.

The Plan Sponsor announced on March 5, 2009, the Safe Harbor employer match ceased as of April 16, 2009. Future matching contributions, if any, will be determined each year by the Plan Sponsor. Any future matching contributions will be deemed an Employer Non-Elective Contribution.

Effective May 11, 2009, the Plan Sponsor entered into an Order to Cease and Desist with the FDIC and Washington Department of Financial Institutions that was issued in connection with a routine regulatory examination of the Plan Sponsor.

Supplemental Schedule

AmericanWest Bank

401(k) Retirement Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2008

EIN:            91-1259511

Plan Number:          002

(a)	(b) Identity of Issuer, Borrower Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		(d) Cost	(e) Current Value
	Gartmore Morley Stable Value Fund	106,693	units of common collective trust	**	$2,321,391
	Vanguard Int Term BD Index FD Signal	217,490	mutual fund shares	**	2,283,643
	Dodge & Cox STK FD	17,781	mutual fund shares	**	1,322,347
	Growth Fund of America	61,803	mutual fund shares	**	1,255,843
	DFA Intl Small Cap Value Portfolio	112,056	mutual fund shares	**	1,235,979
	JP Morgan Mid-Cap Value Fund	70,616	mutual fund shares	**	1,098,084
	T Rowe Price Mid Capital Growth Fund	26,155	mutual fund shares	**	854,485
	Buffalo Small Cap Fund	47,023	mutual fund shares	**	769,771
	DFA US Small Cap Value Portfolio	49,671	mutual fund shares	**	734,131
*	AmericanWest Bancorporation	455,598	common stock shares	**	341,698
	Vanguard F-I Secs S-T US Treasury	1,627	mutual fund shares	**	17,765
	Janus Overseas Fund	7,765	mutual fund shares	**	187,147
	DFA International Value Portfolio	9,472	mutual fund shares	**	118,971
*	Schwab Government Money Fund	85,947	money market fund units	**	85,947
*	Participant Loans	Interest ranging from 6.25% to 10.50% maturing through November 2029		**	31,725

					$12,658,927

*	A party-in-interest as defined by ERISA.
**	Cost omitted with respect to participant directed transactions under an individual account plan.